Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Harman International Industries, Incorporated:

We consent to the use of our reports dated August 5, 2010, with respect to the consolidated balance sheets of Harman International Industries, Incorporated as of June 30, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 30, 2010, the related financial statement schedule for each of the years in the three-year period ended June 30, 2010, and the effectiveness of internal control over financial reporting as of June 30, 2010, incorporated herein by reference.

Our report refers to the change in the Company’s method of accounting for its convertible debt instruments in 2010 due to the adoption of Accounting Standards Codification 470-20, Debt with Conversion and Other Options.

/s/ KPMG LLP

Stamford, Connecticut

May 2, 2011